UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust # 811-22756 Hundredfold Select Alternative Fund								Date examination completed: January 17, 2024

2. State identification Number:
AL	By Fund no permit #	AK	By Fund #60091107	AZ	By Class Investor Class #67009 Service Class No permit	AR	By Fund #60026976	CA	By Trust #ORG 109463	CO	By Trust #2013-52-250
CT	By Fund #1113489	DE	By Fund No permit #	DC	By Class Investor Class #60072879 Service Class #60075690	FL	None required	GA	By Trust #SCMF049318	HI	By Fund no permit
ID	By Fund #85605	IL	By Trust #60027229	IN	By Trust #13-00291C	IA	By Class Investor Class #I-108946 Service Class #I-110555	KS	By Fund #2018S0001387	KY	By Prospectus Investor Class 60025406 Service Class #60453782
LA	By Prospectus Investor Class #181038 Service Class #181158	ME	By Class Investor Class #10065403 Service Class #10067557	MD	By Class Investor Class #SM20130270 Service Class #SM20112526	MA	By Class Investor Class #60150538 Service Class #60147675	MI	By Class Investor Class #60062995 Service Class #964732	MN	By Trust #R-55307.1

MS	By Class Investor Class #60062995 Service Class #600894914	MO	By Fund #R2011-2,306	MT	By Class Investor Class #270373 Service Class #271336	NE	By Class Investor Class #121815 Service Class #122862	NV	By Fund No Permit #	NH	By Class Investor Class #MF20-0083582 Service Class MF21-0082399
NJ	By Prospectus #BEM-8578	NM	By Class Investor Class #63290 Service Class #69723	NY	By Fund #S32-99-86	NC	By Trust #GFAPT	ND	By Class Investor Class #MF20-0359 Service Class # MF20-1068	OH	By Prospectus Investor Class #BE2067046 Service Class #BE1959468
OK	By Class Investor Class #SE-2247122 Service Class #SE-2249434	OR	By Fund #2019-1241	PA	By Trust #213-02-070MF	RI	By Fund No permit	SC	By Fund #MF23874	SD	By Class Investor Class #81751 Service Class #82454
TN	By Class Investor Class #RN2019B18087 Service Class #RN202121B14808	TX	By Class Investor Class #C103039 Service Class #C128276	UT	By Prospectus Investor Class #007-5855-95 Service Class #007-6038-47	VT	By Class Investor Class no permit Service Class #3/21/21-02	VA	By Trust 183038	WA	By Class Investor Class #60088484 Service Class #60059203
WV	By Class Investor Class #78632 Service Class #107479	WI	By Class Investor Class #664725 Service Class #621270	WY	By Trust No permit #	PR	By Class Investor Class #60344-0 Service Class #60344-1	GU	By Trust #2018-10728	VI	By Trust Not registered
2. Other (specify):

3. Exact name of investment company as specified in registration statement: Hundredfold Select Alternative Fund, a series of Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

Hundredfold Select Alternative Fund

January 16, 2024

\Cohen & Company, Ltd.

1835 Market Street, Suite 310

Philadelphia, Pennsylvania 19103

In connection with your examination of management's assertion included in the Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hundredfold Select Alternative Fund (the "Fund"), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940 as of July 31, 2023, and for the period from February 28, 2023, (the date of our last examination) through July 31, 2023 for the purpose of expressing an opinion that the Fund's assertion is fairly stated, in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your examination.

1.	We are responsible for the Funds' compliance with the provisions of Rule 17f-1 of the Investment Company Act of 1940 and for our assertion that the Fund was, to the best of our knowledge, in compliance with the above-mentioned rules for the period from February 28, 2023 (the date of our last examination) through July 31, 2023.
2.	We are responsible for establishing and maintaining effective internal control over compliance.
3.	We have performed an evaluation of the Fund's compliance with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 as of July 31, 2023, and for the period from February 28, 2023 (the date of our last examination) through July 31, 2023.
4.	We have disclosed to you all known noncompliance with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 as of July 31, 2023, and for the period from February 28, 2023 (the date of our last examination) through July 31, 2023, including noncompliance occurring from July 31, 2023 through the date of this letter.
5.	We have disclosed to you all events subsequent to July 31, 2023 through the date of this letter that would have a material effect on your examination of our assertion.
6.	We have made available to you all records relevant to your examination of our assertion.
7.	We have responded fully to all inquiries made to us by you during the examination.

8.	We intend to distribute your report only to the Board of Trustees, management and the Securities and Exchange Commission.

By: _______________________________

/s/ Catherine-Ayers Rigsby, Principal Executive Officer

By: _________________________________

/s/ Christine Casares, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hundredfold Select Alternative Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of July 31, 2023. Hundredfold Select Alternative Fund’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of July 31, 2023, and with respect to agreement of security purchases and sales, for the period from February 28, 2023 (the date of our last examination), through July 31, 2023:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian.

•	Agreement of eleven security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

C O H E N & C O M P A N Y , L T D .

800.229.1099 | 866.818.4538 fax | cohencpa.com

Registered with the Public Company Accounting Oversight Board

In our opinion, management's assertion that the Fund complied with the requirements of subsections b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of July 31, 2023, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania January 17, 2024